UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                                (Amendment No. 4)

                          Korea Equity Fund, Inc. (KEF)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    50063B104
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    252,030 common shares (3.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           252,030
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     659,900 Shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    102,100 common shares (1.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           102,100
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     659,900 Shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    25,250 common shares (0.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           25,250
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     659,900 Shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    218,220 common shares (2.6%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           218,220
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     659,900 Shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    62,300 common shares (0.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           62,300
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     659,900 Shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation (the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by their partners.

Item 4.     Purpose of Transaction

            KEF unfortunately has returned to trading at a double digit discount from its Net Asset Value. While we continue to think that Korea is a very attractive place to invest because of its high growth, low valuations, and world class companies, we believe that KEF must head in one of two possible strategic directions: either it should focus on investing in micro and small cap growth companies in Korea, or it should merge into the Korea Fund (KF) to eliminate both the discount and duplicated costs. We think that KEF should make this decision in the near future. Our reasoning is set forth in the attached letter to KEF Lead Director, Pete Barker.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3  Family  Funds  own and have  sole  voting  power  over
                  659,900, 7.8% common shares of KEF.

            (c)   N/A

            (d)   N/A

            (e)   N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


 December 27, 2005                        /s/ DAVID NIERENBERG
------------------------                  --------------------------------------
                                          President
                                          Nierenberg Investment Management
                                          Company, Inc., the General Partner of
                                          The D3 Family Funds

December 27, 2005

Mr. William G. Barker, Jr., Lead Director
Korea Equity Fund, Inc.
111 Parsonage Road
Greenwich, CT 06830

Dear Pete,

Now that the Dartmouth-Yale team has vanquished Harvard, we still need to decide what to do with the Korea Equity Fund when it grows up. For, as Yogi Berra said, "When you come to a fork in the road, take it."

As we see things, there is a fork in the road. Either KEF should make a virtue of its small size and focus on investing in micro- and small cap Korean growth stocks, or it should acknowledge that foreign investors don't need two large cap Korea closet index funds and merge itself into the Korea Fund. We don't see a third choice. Continuing in business as a too small, under-marketed, high cost, virtual index fund is not appealing, even though we think Korea is an excellent place to invest.

While we disagreed strongly with both Harvard's tone and tactics, most of us could agree with several of their conclusions: because KEF is too small, its cost ratio is too high; there simply is not enough capitalization over which to spread the fixed costs of managing the fund. Also, because the fund is so small, and its float even smaller, its shareholders do not enjoy meaningful liquidity. Average trading volume is only 20,000 shares per day. Therefore, it should be no surprise that the shares have returned to trading at a double discount from their net asset value. Absent a fundamental change in strategy, we are afraid that this unfortunate situation is likely to persist.

Focusing on Korean micro and small cap growth stocks may be an attractive, appropriate, and unique strategy for the fund to pursue. Because Korea is the most wired nation in the world, it spawns considerable innovation in cellular communications, internet, software, and on-line video game-playing, for example. But it is neither easy nor inexpensive for most foreign investors to buy or sell shares in these smaller firms directly. Moreover, we have learned from our own investing experience that the governance of some of the smaller firms is neither transparent nor shareholder friendly. Therefore would-be foreign investors in such companies might find a special purpose vehicle such as a modified KEF appealing. In fact, without such a vehicle, they may miss the opportunity altogether.

Making such a change in the fund's investment strategy would entail some work and expense--you might need to change your portfolio manager and you probably would need to invest in an ongoing marketing program to attract investors to the newly configured fund. You still would need to resolve the problem of the fund's high cost ratio, probably through a series of secondary offerings to build the asset base, as Nomura recently has done with its Japanese small cap fund.

The other tine of the fork should not be dismissed, however. Merging into KF would immediately close the gap between your market price and your NAV, though we do recognize that in merging with KF your NOL's might be lost or diluted. Nevertheless, the prospects of an immediate gain through sale and longer term gain through elimination of duplicated fund management costs are worth considering seriously.

Either alternative would be satisfactory to us, Pete. But continuing on the current path, for the reasons discussed, would not be. Please feel free to share our views with Nomura and with your colleagues on the board. And please let us know how we can help you resolve these strategic issues in the New Year before the next shareholder's meeting.

Sincerely yours,


David Nierenberg